UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2017

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: supplement to the press releases of 24 and 27 July 2017

Rome, 4 August 2017

Press release ex art. 114 TUF

As a supplement to the press releases issued on 24 and 27 July 2017, as requested by Consob, TIM specifies the following.

The start of the direction and coordination activity performed by Vivendi in respect of the company was acknowledged following the statements made in the Board of Directors by the Executive Chairman, also in his capacity as the CEO of the Vivendi Group, in view of two specific circumstances:

•	on the one hand, the plan to strengthen the company’s management team with the arrival at TIM of a senior executive from Vivendi group, with the aim, amongst others, to achieve greater coordination between the industrial and commercial activities of the different companies, in the context of the existing strategic plan;

•	on the other hand, the JV project between TIM and Canal plus Group, as a further indication of the desire to establish, also in the context of the existing strategic plan, a form of coordination between the two corporate groups in the multimedia sector.

The Board of Directors meeting of 27 July 2017 acknowledged the start of the direction and coordination activity but did not address the issue of whether control by Vivendi over TIM exists under the terms of article 2359 of the Italian Civil Code.

As for the reasons that led to the termination by settlement of relations between TIM and its previous CEO, Mr Flavio Cattaneo, while reiterating that, as repeatedly specified, it took place by mutual consent, the Company specifies that its preconditions arose from a dialogue regarding the possible evolution of the senior management organisation reporting to the CEO, in light of the forthcoming challenges that need to be addressed, a dialogue which highlighted not converging positions, given also the achievement by the CEO of the already set targets.

During the normal settlement negotiations about the negotiated amount already communicated, it was agreed that in exchange for a reduction of the amount payable and for the absence of any severance, the negotiated amount would be disbursed in a single payment rather than in multiple instalments over time and without ex post adjustments.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager